Contact:  Fred Stern                 FOR IMMEDIATE RELEASE
          (972) 541-4522
          fredrick_stern@afcc.com

                        ASSOCIATES FIRST CAPITAL CORPORATION
                             REPORTS BEST QUARTER EVER

    DALLAS, October 15, 1996 -- Associates First Capital Corporation reported its best quarter ever and achieved record earnings for the three months ended September 30, 1996, Keith W. Hughes, chairman and chief executive officer, announced today. Net earnings for the third quarter increased 17% to $230.2 million, or $0.66 per share. This compares with $197.6 million and $0.57 per share a year ago. Earnings before provision for income taxes increased 16% to $381.3 million for the period, compared with $327.6 million for the prior year.

    Net earnings for the first nine months of 1996 were $622.7 million ($1.79 per share), an 18% increase over the $528.3 million ($1.52 per share) for the prior year. Earnings before provision for income taxes were $1.0 billion, a 17% gain over the $873.5 million a year ago.

     "We continue to build our customer base through strategic acquisitions in new and existing markets, expansion of our delivery system and the development of new products and services in our core business lines," said Mr. Hughes. "This growth, along with improved margins, more than offset increased losses in the third quarter. In addition, our efficiency ratio continues to be among the best in the industry."

    Total assets at September 30, 1996, were $47.6 billion, a record high.  Total revenue for the third quarter increased 18% to $1.8 billion,
compared with $1.6 billion for the same period last year.   Total revenue for
the nine months increased 16% to $5.2 billion, compared with $4.5 billion in 1995. Net finance receivables outstanding at September 30, 1996, were $46.0 billion, compared with $38.3 billion last year, a 20% increase.

         Consumer branch operations reported growth in residential real estate-secured and personal loan portfolios. The company completed the acquisition of certain consumer financial assets of Fleet Financial Group, which added $1.2 billion in receivables and 77 offices to the consumer branch network.
    Credit card operations continued to expand through strategic marketing alliances and acquisitions. In September, an expanded 10-year agreement was reached with GTE to continue to provide co-branded credit card services to their customers worldwide. The Associates and GTE have had a credit card co-brand agreement since 1992.

    Commercial operations were led by the financing of heavy-duty trucks and trailers, industrial equipment and manufactured housing. In July, the company completed the acquisition of US Fleet Services, a motor vehicle fleet leasing and management services business. The addition of approximately $700 million in receivables makes The Associates the third-largest commercial fleet business in the country. In addition, the acquisition of Teletech Financial Services, based in Montreal, was completed in September, expanding the company's lending capabilities to the telecommunications industry.

    International operations were paced by continued strength in consumer lending in Japan. The company also expanded the number of lending offices in the United Kingdom, Canada and Mexico.

    During the quarter, the company securitized approximately $1.1 billion of manufactured housing and recreational vehicle finance receivables. The securitization markets offer the company a new flexible funding mechanism. In addition, the company sold $2.2 billion in public underwritten notes and $186.7 million in medium term notes, the proceeds of which were used to reduce commercial paper borrowings.

         Consumer finance net receivables outstanding were $31.5 billion at September 30, 1996, up 17% from the $26.9 billion reported last year. Consumer finance receivables consist of residential real estate-secured receivables, personal loans, sales financing of manufactured housing and consumer durable goods, and credit card receivables.

    Commercial finance net receivables outstanding were $14.5 billion at September 30, 1996, up 27% from the $11.4 billion reported a year ago. Commercial finance receivables result from the sales financing and leasing of transportation, construction, communications and industrial equipment. The company is also a significant provider of automobile club services and mortgage and residential real estate services for corporations and their employees.

    Revenue from insurance premiums for the nine months was $297.6 million, a 7% increase over the $279.3 million reported last year. The insurance operating group is principally engaged in underwriting credit life, credit accident and health, and property and casualty insurance for customers of the company's finance operations.

    Associates First Capital Corporation (NYSE: AFS) is a leading diversified finance company providing consumer and commercial finance, leasing and related services through more than 2,100 offices in the U.S. and internationally. Based in Dallas, it is an indirect, majority-owned subsidiary of Ford Motor Company.
(TABLE FOLLOWS)

                                  ASSOCIATES FIRST CAPITAL CORPORATION
                                        FINANCIAL HIGHLIGHTS

===============================================================================================
                                     Three Months Ended or at            Change from Prior Year
($ millions - except
 earnings per share)                09/30/96        09/30/95            Amount         Percent
------------------------------------------------------------------------------------------------

Earnings before provision
   for income taxes                $   381.3    $    327.6              $  53.7           16 %

Net earnings
   Amount                              230.2         197.6                 32.6           17
   Return on equity                    17.77 %       16.96 %
   Return on adjusted equity <F1>      21.64         22.48
   Return on assets                     1.99          2.00

Net earnings per share                  0.66          0.57                 0.09           16

Stockholders' equity                 5,254.7        4,489.4                765.3           17

Net finance receivables
   Consumer finance               $ 31,534.7    $ 26,880.7             $ 4,654.0          17
   Commercial finance               14,490.4      11,421.3               3,069.1          27
                                  -----------   -----------            ----------
    Total net finance receivables $ 46,025.1    $ 38,302.0             $ 7,723.1          20
                                  ===========   ===========            ==========

Total assets                      $ 47,550.6    $ 39,956.4             $ 7,594.2          19

Total revenue                        1,843.6       1,565.6                 278.0          18

Net interest margin (as a % of
   avg net receivables)                 9.31 %       9.22 %                 0.09 pts.

Efficiency ratio                        44.4 %       44.6 %                 (0.2)pts.

                                   Three Months Ended or at              Change from Prior
                                   09/30/96          06/30/96            Quarter       Year
                                  ----------------------------------------------------------
Credit Quality
   60+Days contractual                  2.05 %       1.80 %               0.25pts.       0.44pts.

   Credit losses (as a % of avg
    net finance receivables)            2.16 %       1.95 %               0.21pts.       0.38pts.

   Allowance for losses on finance
    receivables
      Amount                        $ 1,535.1   $  1,469.0          $     66.1      $   315.0

      Percent of net finance
      receivables                        3.34 %       3.37 %             (0.03)pts.      0.15pts

 <F1> Excludes push-down goodwill created by Ford's acquisition of foreign affiliates in 1989.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Statement of Earnings                                                            Page 1
=========================================================================================

                                      Three Months Ended          Change from Prior Year
Consolidated ($ millions)    09/30/96     06/30/96    09/30/95     Amount         Percent
Revenue
Finance charges             $ 1,680.7    $ 1,567.6   $ 1,426.6   $   254.1        17.8 %
Insurance premiums              104.0        100.5        91.9        12.1        13.2
Investment and other income      58.9         48.9        47.1        11.8        24.9
-----------------------------------------------------------------------------------------
                             1, 843.6      1,717.0     1,565.6       278.0        17.8

Expenses
Interest expense                637.7        593.5       557.5        80.2        14.4
Operating expenses              518.5        483.2       433.6        84.9        19.6
Provision for losses on
   finance receivables          267.4        275.7       210.8        56.6        26.8
Insurance benefits paid or
   provided                      38.7         37.0        36.1         2.6         6.9
-----------------------------------------------------------------------------------------
                              1,462.3      1,389.4     1,238.0       224.3        18.1
-----------------------------------------------------------------------------------------
Earnings before provision
   for income taxes             381.3        327.6       327.6        53.7        16.4
Provision for income taxes      151.1        127.4       130.0        21.1        16.2
-----------------------------------------------------------------------------------------
Net earnings                $   230.2    $   200.2     $ 197.6    $   32.6        16.5 %
=========================================================================================
Net earnings per share      $    0.66    $    0.58     $  0.57    $   0.09        15.8 %

Equivalent Shares for
EPS calculation               347,189      346,654    346,654          535         0.2

Consolidated (% of average net receivables)

Revenue
Finance charges                 15.00 %      14.81 %     15.13 %
Insurance premiums               0.93         0.95        0.97
Investment and other income      0.53         0.46        0.50
-----------------------------------------------------------------------------------------
                                16.46        16.22       16.60

Expenses
Interest expense                 5.69         5.61        5.91
Operating expenses               4.63         4.57        4.60
Provision for losses on
   finance receivables           2.39         2.60        2.24
Insurance benefits paid or
   provided                      0.35         0.35        0.38
-----------------------------------------------------------------------------------------
                                13.06        13.13       13.13
-----------------------------------------------------------------------------------------
Earnings before provision
   for income taxes              3.40         3.09        3.47
Provision for income taxes       1.35         1.20        1.38
------------------------------------------------------------------------------------------
Net earnings                     2.05 %       1.89 %      2.09 %
==========================================================================================
Memo:
  Net interest margin<F1>        9.31 %       9.28 %      9.22 %
  Efficiency ratio               44.4         44.5        44.6

 <F1> The second quarter of 1996 excludes one-time charges related to the company's initial public offering of 8 bpts.

/TABLE

ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Receivables/Balance Sheet Items                                                    Page 2
=========================================================================================
                                      Three Months Ended          Change from Prior Year
Receivables ($ millions)     09/30/96     06/30/96    09/30/95     Amount       Percent
-----------------------------------------------------------------------------------------
Consumer
Home equity lending        $ 16,743.2   $ 15,145.5  $ 14,103.3    $ 2,639.9        18.7 %
Personal lending and retail
   sales finance              7,324.7      6,765.1     6,029.0      1,295.7        21.6
Credit card                   5,970.6      5,979.5     4,800.6      1,170.0        24.4
Manufactured housing          1,496.2      2,275.7     1,947.8       (451.6)      (23.2)
-----------------------------------------------------------------------------------------
    Total Consumer           31,534.7     30,165.8    26,880.7      4,654.0        17.3

Commercial
Truck and truck trailer       8,449.2      8,241.4     7,431.0      1,018.2        13.7
Equipment                     4,434.6      4,207.9     3,641.1        793.5        21.8
Other                         1,606.6        974.4       349.2      1,257.4       360.1
-----------------------------------------------------------------------------------------
    Total Commercial         14,490.4     13,423.7    11,421.3      3,069.1        26.9
-----------------------------------------------------------------------------------------
       Total net finance
         receivables       $ 46,025.1   $ 43,589.5  $ 38,302.0   $  7,723.1        20.2 %
=========================================================================================

Receivables (% of portfolio)
-----------------------------------------------------------------------------------------
Consumer
Home equity lending              36.3 %       34.8 %      36.8 %
Personal lending and retail
   sales finance                 15.9         15.5        15.8
Credit card                      13.0         13.7        12.5
Manufactured housing              3.3          5.2         5.1
-----------------------------------------------------------------------------------------
    Total Consumer               68.5         69.2        70.2

Commercial
Truck and truck trailer          18.4         18.9        19.4
Equipment                         9.6          9.7         9.5
Other                             3.5          2.2         0.9
------------------------------------------------------------------------------------------
    Total Commercial             31.5         30.8        29.8
==========================================================================================
       Total net finance
         receivables            100.0 %      100.0 %     100.0 %
==========================================================================================

Balance Sheet Items
------------------------------------------------------------------------------------------
Net receivables            $ 46,025.1   $ 43,589.5  $ 38,302.0    $ 7,723.1        20.2 %
Total assets                 47,550.6     45,116.4    39,956.4      7,594.2        19.0
Debt                         40,790.0     38,615.8    34,043.0      6,747.0        19.8
Stockholders' equity          5,254.7      5,106.9     4,489.4        765.3        17.0

Debt-to-equity                   7.75 x       7.52 x      7.56 x
Debt-to-adjusted equity <F1>     9.27         9.07        9.63

   <F1> Excludes push-down goodwill created by Ford's acquisition of foreign affiliates in 1989.


ASSOCIATES FIRST CAPITAL CORPORATION

                                     QUARTERLY FINANCIAL SUPPLEMENT

Credit Quality/Credit Loss Reserves                                                Page 3
=========================================================================================

                                                        Three Months Ended or at
60+ Days Contractual Delinquency ($ millions)       09/30/96     06/30/96    09/30/95
-----------------------------------------------------------------------------------------
Consumer
Home equity lending                                  1.95 %       1.82 %      1.78 %
Personal lending and retail sales finance            3.05         2.84        2.73
Credit card                                          4.18         3.40        3.05
Manufactured housing                                 1.24         0.74        0.66
    Total Consumer                                   2.58         2.25        2.09

Commercial
Truck and truck trailer                              1.17         0.93        0.47
Equipment                                            0.76         0.71        0.52

    Total Commercial                                 0.93         0.80        0.48

        Total                                        2.05 %       1.80 %      1.61 %


Net Credit Losses to ANR
-----------------------------------------------------------------------------------------
Consumer
Home equity lending                                  0.89 %       0.97 %      1.11 %
Personal lending and retail                          5.15         4.14        4.00
Credit card                                          6.65         6.08        5.26
Manufactured housing                                 1.09         0.87        0.75
    Total Consumer                                   2.99         2.67        2.47

Commercial
Truck and truck trailer                              0.35         0.29        0.12
Equipment                                            0.42         0.43        0.18
    Total Commercial                                 0.33         0.32        0.16

      Total                                          2.16 %       1.95 %      1.78 %

Credit Loss Reserves
-----------------------------------------------------------------------------------------
Allowance for losses:
    Balance at end of period                    $ 1,535.1    $ 1,469.0   $ 1,220.1
    To net finance receivables                       3.34 %       3.37 %      3.19 %
    Multiple to net credit losses(YTD)               1.84         1.92        2.02
